UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[X]  Form  10-K

For  the  period  ended  December  31,  1999
Commission  File  No.  0-23867

PART  I          REGISTRANT  INFORMATION

Full  Name  of  Registrant:

ALADDIN  OIL  CORPORATION

Address  of  Principal  Executive  Office:

841  APOLLO  STREET,  SUITE  485
EL  SEGUNDO,  CA  90245

PART  II     RULES  12B-25(B)  AND  (C)

     a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     b. The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or potion thereof, will be filed on or before the fifteenth calendar day following
[x] the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART  III     NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PLEASE  SEE  EXHIBIT  "EX-1"

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PART  IV             OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

         Meghan  Robins                             (310)  535-9615

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify  report(s).                                      [X] YES          [   ]
NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[   ]  YES          [X  ]  NO


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                                   SIGNATURES

Aladdin Oil Corporation, has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE:  MARCH  30,  2000

ALADDIN  OIL  CORPORATION

/S/  MEGHAN  ROBINS
----------------------------------------------------------------------
MEGHAN  ROBINS,  PRESIDENT

EXHIBITS

Ex-1 Letter from independent accountants re completion of financial statements (filed herewith)

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